SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders that Copel's Board of Directors, at the 220th Ordinary Meeting held on this date, resolved to resubmit the management's proposal to the Extraordinary General Meeting, called for 11.26.2021, to include, in the consolidation of the Company's bylaws, the adjustment of Article 5, to reflect the number of common and preferred shares into which it is divided Copel's capital, since its approval by the Board of Directors at the 204th Extraordinary Meeting, held on April 23, 2021, as a result of the termination of the Company's 1st UNIT Program.

As this is a one-off adjustment to the management proposal, there was no change in the agenda of said Extraordinary General Meeting, which remains called for 11:00 am on 11.26.2021 in partially digital form pursuant to CVM Instruction 481/2009, at headquarters at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, and by the Microsoft Teams platform.

Any votes cast through the remote voting ballot will remain valid and will be computed normally, except if the shareholder changes his voting instruction in the manner and within the deadlines provided for in CVM Instruction No. 481, of 2009.

For further clarification, please contact the Shareholders' Department via e-mail: acionistas@copel.com or by calling 0800-412772.

Curitiba, November 5, 2021.

Adriano Rudek de Moura

Finance and Investor Relations Officer

For other information, please contact the company:

acionistas@copel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 5, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.